U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               FORM 12b-25

                                          SEC File Number    333-19183
                                          CUSIP Number       482228 10 3

                        NOTIFICATION OF LATE FILING

                               (Check One):

 [X]  Form 10-K and Form 10-KSB [ ] Form 11-K   [ ]  Form 20-F
 [ ]  Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended: December 31, 2001

[ ]  Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

       For the Transition Period Ended: _______________________







          Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  Part I -- Registrant Information


Full Name of Registrant:     JYRA RESEARCH INC.

Former Name if Applicable:   N/A


Address of Principal Executive Office:

                     Hamilton House, 111 Marlowes
                          (Street and Number)

          Hemel Hempstead, Hertfordshire HP1 1BB United Kingdom
                       (City, State and Zip Code)



                   Part II -- Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                          Part III -- Narrative

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Form 10-K could not be filed within the prescribed time because of additional work necessary by Registrant's management to correct inaccuracies in previously reported figures relating to currency exchange differences. The Registrant's management anticipates that, due to the amount of work required being significantly greater than expected the Form 10-K will be available to be filed prior to the end of April 2002.


                       Part IV -- Other Information


(1) Name and telephone number of person to contact in regard to this notification


          Roderick Adams, Esq.     (44) 1441      403600
          (Name)                   (Area Code)  (Tel. No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such Shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  [ ]
                                                           Yes   No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ]  [X]
                                                           Yes   No


          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                    JYRA RESEARCH INC.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  16 April, 2002               By: /s/ Roderick Adams
                                        Roderick Adams
                                        Director & CEO